UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
RELEASE NO. 61064 / November 25, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13620

In the Matter of **POLAR MOLECULAR HOLDING CORPORATION,** **Respondent.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

On September 21, 2009, the Securities and Exchange Commission ("Commission") instituted a public administrative proceeding pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act") against Respondent Polar Molecular Holding Corporation ("Respondent").

II.

Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

A.   Polar Molecular Holding Corporation is a Delaware corporation with its principal office in Denver, Colorado. Polar, through the operations of its wholly-owned subsidiary, Polar Molecular Corporation ("PMC"), is in the business of developing and marketing fuel additives. Since 2003, Polar has had one class of securities, common stock, registered with the Commission pursuant to Section 12(g) of the Exchange Act. Polar's stock was quoted on the OTCBB until June 2005, at which time such quotation was halted due to Polar's failure to file periodic reports with the Commission. Polar's stock is currently quoted on the Pink Sheets, which is operated by Pink OTC Markets Inc. under the symbol "POMH." According to Polar's most recent Form 10-K, it has over 600 shareholders of record.

B.   Polar has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder while its common stock was registered with the Commission in that it has not filed an Annual Report on Form 10-K since January 5, 2006, or periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ending September 30, 2004.

C.   Polar has failed to comply with Section 13(a) of the Exchange Act and Rule 13a-11 thereunder while its common stock was registered with the Commission in that it has not filed a Current Report on Form 8-K disclosing that its sole operating subsidiary, PMC, filed for bankruptcy protection in 2008.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

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[1] The findings herein are made pursuant to Respondent's Offer and are not binding on any other person or entity in this or any other proceeding.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary